SUB-ITEM 77M:

Mergers

As of the close of business March 30, 2012, pursuant to an Agreement and Plan of Reorganization previously approved by the Boards of Directors of the Fund and HSM, all of the assets, subject to the liabilities, of HSM were transferred to the Fund in exchange for corresponding shares of the Fund of equal value.  The purpose of the transaction was to combine two funds with comparable investment objectives and strategies.  The exchange ratio was 1.0657. The net asset value of the Fund’s shares on the close of business March 30, 2012, after the reorganization was $5.96, and a total of 10,841,114 shares of the Fund were issued to shareholders of HSM in the exchange. The exchange was a tax-free event to HSM’s shareholders. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however the cost basis of investments received from HSM was carried forward to align ongoing reporting of the Fund’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

The components of net assets immediately before the acquisition were as follows:

	Capital stock	Distributions in excess of net investment income	Accumulated net realized loss on investments	Net unrealized depreciation	Net assets
Helios Strategic Mortgage Income Fund, Inc.	$135,113,490	$(2,383,501)	$(51,684,861)*	$(16,388,730)	$64,656,398
Helios Total Return Fund, Inc.	277,545,747	(3,345,197)	(65,951,948)	(23,549,900)	184,698,702
Total	$412,659,237	$(5,728,698)	$(117,636,809)	$(39,938,630)	$249,355,100

*Due to rules under section 381 and 382 of the Internal Revenue Code, the combined fund will only be able to utilize $15,209,430 of the $52,778,126 capital loss carryforward and the losses will be limited to $2,279,853 each year ($1,530,312 in the first short year) over the next 7 years.  The combined fund may not utilize the remaining $37,568,696.

Assuming the acquisition of Helios Strategic Mortgage Income Fund, Inc. had been completed on December 1, 2011, the combined funds’ pro forma results in the Statement of Operations during the fiscal year ended November 30, 2012 were as follows:

Net investment income	$ 19,698,483*
Net realized and unrealized gain on investments	$ 15,298,583**
Net increase in net assets resulting from operations	$ 34,997,066

* $22,081,984 as reported in the Helios Total Return Fund, Inc. Statement of Operations, plus $(2,383,501) Helios Strategic Mortgage Income Fund, Inc. pre-merger.

** $30,246,186 as reported in the Helios Total Return Fund, Inc. Statement of Operations plus $(14,947,603) Helios Strategic Mortgage Income Fund, Inc. pre-merger.

Because the combined funds have been managed as a single integrated Fund since the acquisition was completed, it is not practicable to separate the amounts of income and expenses of HSM that have been included in the Fund’s Statement of Operations since March 31, 2012.